UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EROS INTERNATIONAL PLC

(Name of Issuer)

A Ordinary Shares, Par Value GBP 0.30 per Share

(Title of Class of Securities)

B86NL05

(CUSIP Number)

Michelle Lynd

Dalton Investments LLC

1601 Cloverfield Boulevard, Suite 5050 North

Santa Monica, CA 90404

(424) 231-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 27, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dalton Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,059,152
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,059,152
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) IA, OO

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s (as defined in Item 1 herein) Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rosenwald Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 50,000
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%*
14.	Type of Reporting Person (See Instructions) IA, CO

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James B. Rosenwald III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000
	8.	Shared Voting Power 2,059,152
	9.	Sole Dispositive Power 50,000
	10.	Shared Dispositive Power 2,059,152
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,109,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steven D. Persky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,059,152
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,059,152
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gifford Combs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,059,152
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,059,152
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Belita Ong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,059,152
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,059,152
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur Hebert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,059,152
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,059,152
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

CUSIP No. B86NL05

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michelle Lynd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 2,059,152
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 2,059,152
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,059,152
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Based upon 31,982,488 Shares (as defined in Item 1 herein), as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

This Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relates to the A ordinary shares, par value GBP 0.30 per Share (the “Shares”), of Eros International Plc, an Isle of Man public limited company (the “Issuer”), and amends the Schedule 13D filed on November 2, 2015 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 1 is being filed to amend Item 3, Item 4, Item 5, and Item 7.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is supplementally amended as follows:

The responses to Items 4 and 5 of this Amendment No. 1 are incorporated herein by reference.

The Reporting Persons used working capital of the Advisory Clients to purchase the 2,109,152 Shares reported herein (the “Owned Shares”). The total purchase price for the Owned Shares was $37,827,049, including brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is supplementally amended as follows:

The responses to Items 3 and 5 of this Amendment No. 1 are incorporated herein by reference.

As contemplated by the Schedule 13D, Dalton and RCM are seeking to engage in constructive discussions with the Issuer’s management. In connection with such objective, Mr. Rosenwald, on behalf of Dalton and RCM, visited with the Issuer to discuss certain corporate governance matters, including the recommendation of a six-point action plan intended to improve the issuer’s overall corporate governance function. Mr. Rosenwald’s correspondence with the Issuer and the Issuer’s responses to Mr. Rosenwald’s recommendations are included as Exhibit B and Exhibit C, respectively.

Item 5.	Interest in Securities of the Issuer

Paragraphs (a)-(b) of Item 5 of the Original Schedule 13D is supplementally amended as follows:

The percentages used in this Item 5 and in the rest of the Schedule 13D are calculated based upon an aggregate of 31,982,488 Shares outstanding on March 31, 2015 as reported in the Issuer’s Form 20-F/A filed on August 20, 2015.

(a)-(b) The Original Schedule 13D is being amended to include an acquisition by RCM, on October 23, 2015, of 20,000 Shares that was inadvertently omitted from the Original Schedule 13D. As such, including the foregoing transaction, as of the date that the Original Schedule 13D was filed, RCM and Mr. Rosenwald, by virtue of his position as a RCM Individual Reporting Person, may have been deemed to be beneficial owners of 50,000 Shares, which constituted approximately 0.2% of the Issuer’s outstanding Shares. Additionally, on November 16, 2015, Dalton acquired, pursuant to a purchase of common stock, 86,498 Shares, at a price per share of $7.04. In light of the foregoing and taking into account all transactions with respect to the Shares effected through 10:00 a.m., Los Angeles time, on November 27, 2015, (i) Dalton and the Dalton Individual Reporting Persons may be deemed to be the beneficial owners of 2,059,152 Shares, constituting approximately 6.4% of the Issuer’s outstanding Shares and (ii) RCM and the RCM Individual Reporting Person may be deemed to be the beneficial owners of 50,000 Shares, constituting approximately 0.2% of the Issuer’s outstanding Shares.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is supplementally amended as follows:

The joint filing agreement pursuant to Rule 13d-1(k), attached as Exhibit A.

Mr. Rosenwald’s correspondence with the Issuer, attached as Exhibit B.

The Issuer’s responses to Mr. Rosenwald’s recommendations, attached as Exhibit C.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2015

Dalton Investments LLC

By:	/s/ James B. Rosenwald III
Name: James B. Rosenwald III
Title: Managing Member

Rosenwald Capital Management, Inc.

By:	/s/ James B. Rosenwald III
Name: James B. Rosenwald III
Title: Chairman and Chief Executive Officer

/s/ James B. Rosenwald III
James B. Rosenwald III

/s/ Stephen D. Persky Stephen D. Persky

/s/ Gifford Combs
Gifford Combs

/s/ Belita Ong
Belita Ong

/s/ Arthur Hebert
Arthur Hebert

/s/ Michelle Lynd
Michelle Lynd